Exhibit 16.1

April 3rd. 2025,

The CEO

COSMOS GROUP HOLDINGS, INC

37thFloor, Singapore Land Tower

50 Raffles Place

Singapore

Dear sir

LETTER OF RESIGNATION

Effective April 3, 2025, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation. We will cooperate with your new accountants.

Thank you for the opportunity to serve you.

Regards,

Yours faithfully,

For: Olayinka Oyebola & Co

Yinka Oyebola FCA

Managing Partner/CEO